Companhia Energética de Minas Gerais – CEMIG

January 11, 2019

Via EDGAR

Ms. Ta Tanisha Meadows

Staff Accountant

Division of Corporate Finance

Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:    ENERGY CO OF MINAS GERAIS

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed May 9, 2018

Form 6-K filed July 19, 2018

File No. 001-15224

Dear Ms. Meadows:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 30, 2018 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding Companhia Energética de Minas Gerais – CEMIG’s (or the “Company”) Form 20-F for the fiscal year ended December 31, 2017 (the “Form 20-F”), and our Form 6-K filed July 19, 2018 (“Form 6-K”). To assist in the Staff’s review of our responses, we precede the response below with the text of the comment (in bold type) as stated in the Comment Letter. We believe that we have replied to your comments in full.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F or in the Form 6-K, as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statement of Comprehensive Income, page F-13

1. Please tell us your consideration of disclosing the amount of income tax relating to each item of other comprehensive income. Please refer to paragraph 90 of IAS 1.

The Company informs the Staff that the information related to income tax, including the income tax effects allocated to the Statement of Comprehensive Income, is provided in note 10 to the Company’s audited financial statements for the fiscal year ended December 31, 2017.

Considering that the income tax effect on items of other comprehensive income only relates to the Company’s Brazilian subsidiaries, which are subject to a statutory tax rate of 34% (25% for income tax and 9% for social contribution tax), as disclosed in note 10 to the Company’s audited financial statements for the fiscal year ended December 31, 2017, the Company did not disclose the amount of income tax relating to each item of other comprehensive income as required by paragraph 90 of IAS 1 in its Form 20-F for the year ended December 31, 2017, since each such item is taxed at a rate of 34%.

The Company hereby informs the Staff that while not deemed material based on the discussion above, for purposes of the Company’s on-going commitment to enhancing its disclosure, it will disclose the income tax effect allocated to each component of other comprehensive income in the Company’s financial statements for the fiscal year ended December 31, 2018 and for years thereafter.

Companhia Energética de Minas Gerais – CEMIG

8. Customers, Traders and Power Transport Concession Holders, page F-49

2. Please explain to us why you do not estimate credit losses for trade receivable balances not yet due and trade receivable balances up to 90 days past due.

The Company hereby informs the Staff that the Company does not estimate credit losses for trade receivable balances not yet due and trade receivable balances up to 90 days past due, due to the following factors:

•

Historical trends have demonstrated that certain customers (mainly residential customers) tend to delay the payment of invoices (mostly in the first months of the year) for up to 90 days after they become due, but typically subsequently pay such invoices to avoid service interruption. Of the outstanding invoices that were past due as of December 31, 2017, 95% of the total balance of such invoices was collected prior to March 31, 2018. In addition, historical data shows that an additional 4% of such total balance is usually collected within one year from their due date. As for the remaining 1%, a portion of it is recovered after one year;

•	The credit risk of these accounts receivable is low as amounts are widely distributed amongst several residential customers and individual balances are not material; and

•	All material outstanding amounts related to customers with balances not yet due or overdue balances up to 90 days are analyzed individually and no expected loss was identified.

Based on the above, the Company believes that there are no material expected losses to be recognized for trade receivable balances not yet due and trade receivable balances up to 90 days past due.

21. Loans, Financing and Debentures – Debentures, page F-91

3. We note your disclosure regarding bank debt refinancing discussed under CEMIG’s Bank Debt Refinancing on page 51 and in Management’s Discussion and Results of Operations on page 126. Please tell us how you accounted for the bank debt refinancing transactions and the basis for your accounting and what consideration you have to disclosing your accounting treatment, including the recognition of any gain or loss.

The Company hereby informs the Staff that as described on pages 51 and 126 of the Company’s 20-F, in 2017, the Company and its subsidiaries entered into and concluded negotiations with its main creditors in order to refinance short and medium term indebtedness.

The Company accounted for the bank debt refinancing transactions in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) paragraphs 40 and 41, which state that an exchange between an existing borrower and lender of debt instruments with “substantially different terms” should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability, or a part of it, (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

IAS 39 considers the terms of exchanged or modified debt to be “substantially different” if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument (IAS 39.AG62). This comparison is commonly referred to as the “10% test.”

Companhia Energética de Minas Gerais – CEMIG

Based on the Company’s analysis and calculations based on the “10% test,” the terms of the refinanced debt were not substantially different from those of the original debt and the discounted present value of the cash flows under the new terms did not present a material difference compared to the discounted present value of the remaining cash flows of the original financial liability. Thus, no gain or loss was recognized in the Company’s consolidated statement of income for the fiscal year ended December 31, 2017.

While these bank debt refinancing transactions did not have an impact in the Company’s consolidated statement of income, as discussed above, the Company hereby informs the Staff that, for purposes of the Company’s on-going commitment to enhancing its disclosure, it will include further details in relation to its accounting policy on refinancing transactions in line with the discussion above, and additional disclosures in relation to the effect of refinancing transactions during 2017, as detailed above, in the Company’s audited financial statements for the fiscal year ended December 31, 2018, as well as in the Company’s Form 20-F for the year ended December 31, 2018.

25. Equity and Remuneration to Shareholders, page F-110

4. Please tell us your consideration of disclosing the pertinent rights, preferences and restrictions attached to common shares and preferred shares. Please refer to paragraph 79(a)(v) of IAS 1.

The Company hereby informs the Staff that it has considered the guidance of paragraph 79(a)(v) of IAS 1 and disclosed dividend rights of preferred and common shares in note 25(c) to the Company’s audited financial statements for the fiscal year ended December 31, 2017.

The rights, preferences and restrictions attached to the Company’s common and preferred shares derive from the Brazilian Corporate Law (Law No. 6,404/76) and the Company’s by-laws. A description of the pertinent rights, preferences and restrictions are included on items “3. Key Information–Risk Factors–Risks Relating to the Preferred and Common Shares, and the Preferred and Common ADSs,” “6–Directors, Senior Managers and Employees,” “7–Major Shareholders and Related Party Transactions” and “10–Additional Information” in the Company’s Form 20-F for the year ended December 31, 2017.

The Company hereby informs the Staff that it will also include the abovementioned information in the Company’s audited financial statements for the fiscal year ended December 31, 2018.

Form 6-K filed July 19, 2018

First Quarter 2018 Results, page 110

5. Please tell us how your disclosures enable users to understand the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. Please refer to the disclosure requirements in IFRS 15.

The Company notes that IAS 34.16A (l) requires disaggregated disclosure of revenue from contracts with customers in paragraphs 114 and 115 of IFRS 15, Revenue form Contracts with Customers (IFRS 15) . Paragraph 114 of IFRS 15 requires the Company to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. This information was disclosed in Note 25 to our First Quarter 2018 Results.

In addition, the Company presented disaggregated revenue based on the type of goods or services provided to customers and the type of customers determined based on Company and industry-specific factors considered most meaningful to its business. The Company further provided a more detailed description about each disaggregated revenue category on note 2.6 to its annual financial statements filed with the Form 20-F for the year ended December 31, 2017.

Companhia Energética de Minas Gerais – CEMIG

While the Company believes that the disclosure contained in the Company’s Form 20-F for the year ended December 31, 2017, and First Quarter 2018 Results are sufficient to enable readers to understand the nature, timing and uncertainty of revenue and cash flows in connection with the Company’s contracts with customers, the Company hereby informs the Staff that, for purposes of the Company’s on-going commitment to enhancing its disclosure, it will include more detailed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment in its annual financial statements to be filed with the Form 20-F for the year ended December 31, 2018.

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In closing, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Bernardo Afonso Salomão de Alvarenga
Bernardo Afonso Salomão de Alvarenga
Chief Executive Officer

cc:    Mr. Bill Thompson, Division of Corporate Finance, Office of Consumer Products

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